Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com, Inc.

Name of persons relying on exemption: Adrian Dominican Sisters and Open MIC

Address of persons relying on exemption:
Adrian Dominican Sisters: 1257 E Siena Heights Dr, Adrian, MI 49221-1793

Open MIC: 1012 Torney Avenue, San Francisco, CA 94129-1755

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 26, 2023

Dear Amazon Shareholders:

The Adrian Dominican Sisters, as lead filer, and Open MIC, as co-filer, are writing to urge you to vote FOR Item 8 on the Company’s 2023 Proxy (Shareholder proposal requesting reporting on content and product removal/restrictions). The proposal was also co-filed by the following organizations: the Congregation des Soeurs des Saints Nom de Jesus et de Marie; Northwest Women Religious Investment Trust; Sisters of St. Joseph of Peace, NJ; Sister of the Holy Names of Jesus and Mary, US Ontario Province; and Vancity Investment Management.

The shareholder proposal requests that the Board revise its current transparency reporting to provide more detailed quantitative disclosures on Amazon.com’s removal or restriction of content and products due to government requests, or made voluntarily in anticipation or interpretation of government requirements.

The company’s current transparency disclosures fall far short of industry standards and internationally-recognized human rights principles. Credible reports allege that Amazon has removed content and products from its e-commerce platform in an effort to placate authoritarian governments, rather than in compliance with any particular policies or local laws. Without increased transparency around Amazon’s removals and restrictions, investors cannot adequately assess the company’s exposure and risk serious damages.

1.	Amazon’s disclosures lag far behind industry standards.

Currently, the company’s disclosures address annual product restrictions on a broad level and do not offer any detail on the types, methods, or reasons for those restrictions. Amazon regularly publishes information regarding government requests for user data, but no substantial data on government requests for product and content removals. According to independent research performed by nonprofit think tank Ranking Digital Rights, Amazon is “by far the least transparent U.S.-based platform.”1

Item 8 requests the board implement meaningful improvements by expanding Amazon’s current transparency reporting to include categories of government removal requests by country, the number and type of removals made by category, as well as the legal or policy basis used to justify the removals.

Far from burdensome, these quantitative disclosures dovetail with widely-adopted industry standards. Peer companies Alphabet and Meta regularly offer disclosures detailing content restrictions made in compliance with government orders or local laws. The same is true for e-commerce competitors such as eBay and Mercado Libre. Even Alibaba, one of China’s notoriously opaque tech giants, outpaces Amazon in terms of disclosures regarding user appeals regarding content bans.

Industry investors are increasingly recognizing the critical importance of ensuring company transparency reports include this information. Apple recently agreed to improve its disclosures regarding app store removals, specifically those made in response to or in anticipation of government requests, as a result of sustained shareholder pressure seeking to mitigate legal and reputational risks associated with potential censorship and human rights violations.

In addition to bringing Amazon’s disclosures in line with industry standards, the proposal would also bring the company’s transparency reporting in line with its own human rights policy. Amazon’s policies claim to be guided by the United Nations Guiding Principles on Business and Human Rights, which explicitly states that formal reporting on human rights impacts is expected where “risks of severe human rights impacts exist, whether this is due to the nature of the business operations or operating contexts.”2 As discussed below, content and product removals made in coordination with governments have the potential to implicate Amazon in authoritarian censorship regimes with serious risks to human rights.

Implementing the transparency improvements contemplated by Item 8 would ensure Amazon continues to play on an equal footing with its competitors instead of becoming an outlier target for regulation and censure.

2.	Amazon’s product and content takedowns raise human rights concerns.

Amazon is a global juggernaut, operating across the globe including in many regions where authoritarian governments are currently engaged in extensive censorship regimes that systematically violate human rights. Many of these governments routinely exert their power by applying extralegal pressure on companies that seek to operate within their borders. Amazon’s dominance in the online retailer marketplace makes it a particularly tempting target for government censorship—for many customers, Amazon is the online marketplace, and content or products that disappear from its platform seem to disappear from the whole world.

_____________________________

1 https://rankingdigitalrights.org/bts22/companies/Amazon

2 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

These concerns are not theoretical. Amazon has reportedly restricted search results for LGBTQ+ products such as Pride flags and books written by queer authors in the United Arab Emirates after being threatened with penalties by the government.3 Reuters reported that Amazon capitulated to an edict from Beijing and stopped allowing customer ratings and reviews in China, a demand prompted by negative reviews of a book containing President Xi Jinping’s speeches and writings.4 Amazon continues to heavily market the book as part of an alleged partnership with the Chinese government’s propaganda arm.

Without improved disclosures, shareholders are unable to assess how common these takedowns may be, or whether the content is being removed in strict compliance with local laws, Amazon internal policies, or in voluntary deference to authoritarian governments.

In its opposition statement, Amazon’s management attempts to dismiss these concerns by claiming the company investigates all flags raised about content and products equally, whether these requests come from government bodies or any other source. This is either terribly naive or gravely misleading. As a global company, Amazon must be aware of the different circumstances surrounding government requests across the different countries where it operates, and why shareholders would be concerned about authoritarian entities attempting to deputize Amazon as an enforcer of government censorship regimes. Willful ignorance of the human rights implications of Amazon’s content and product moderation processes is bad business, and in no way mitigates the risks of the company’s insufficient disclosures.

3.	Amazon’s lack of transparency increases risks for shareholders.

Decades of research suggests that transparency around business practices has wide-reaching benefits for companies. Customer-facing businesses like Amazon stand to gain market share thanks to reduced consumer uncertainty and increased trust.5 Transparent companies are more likely to attract, engage, and retain high-value employees due to improved employee trust.6 Businesses become more attractive for investment when their disclosures boost investor confidence with transparent practices.7

If Amazon is not engaging in risky behaviors that would make the company complicit with authoritarian censorship regimes, then improved transparency reporting would clarify this for shareholders, public stakeholders, employees, and journalists. Without this transparency, Amazon is likely to be a continued target of investigations, misunderstandings, and negative press that harms the company’s reputation. Potential lawsuits alleging human rights harms may eventually uncover no evidence of wrongdoing, but would still present costly and unnecessary risks to the company and to investors.

_____________________________

3 https://www.nytimes.com/2022/06/29/business/amazon-lgbtq-uae-emirates.html

4 https://www.reuters.com/world/china/amazon-partnered-with-china-propaganda-arm-win-beijings-favor-document-shows-2021-12-17/

5 https://research.wpcarey.asu.edu/services-leadership/2015/06/16/is-transparency-good-for-business/

6 https://www.edelman.com/sites/g/files/aatuss191/files/2019-02/2019_Edelman_Trust_Barometer_Executive_Summary.pdf

7 https://insight.kellogg.northwestern.edu/article/how-transparent-accounting-leads-to-smarter-decisions

If Amazon is engaging in behaviors that fail to comply with its human rights policies, as reporting suggests, then transparency would allow leadership and public stakeholders to better identify what failures are occurring and how to ameliorate them. Concealing the extent and nature of Amazon’s voluntary or excessive compliance with government requests does not minimize the risks of this behavior, but merely ensures that shareholders will be blindsided by the scale of such risks when the harms eventually come to light. Without increased transparency, potential human rights violations will likely snowball, incurring serious legal and financial repercussions down the line—not to mention the harm to communities where Amazon operates.

For the reasons provided above, we urge Amazon shareholders to vote FOR Item 8, requesting the Board improve the company’s current transparency reporting on content and product restrictions.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. The Adrian Dominican Sisters and Open MIC are not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 8 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and the Adrian Dominican Sisters and Open MIC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.